# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Werner Enterprises Inc, CIK 0000793074
CUSIP: 950755108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 14507 Frontier Rd, Post Office Box 45308, Omaha, Nebraska (NE), 68145-0308
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001418333

## Reporting persons
- Macquarie Group Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Australia (C3); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,755,900 (4.46% of the class)
- Macquarie Management Holdings Inc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,755,900; shared voting power 0; sole dispositive power 2,755,900; shared dispositive power 0; aggregate amount beneficially owned 2,755,900 (4.46% of the class)
- Macquarie Investment Management Business Trust: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 2,755,900; shared voting power 0; sole dispositive power 2,755,900; shared dispositive power 0; aggregate amount beneficially owned 2,755,900 (4.46% of the class)

## Item 1. Issuer
Name of issuer: Werner Enterprises Inc
Address of issuer's principal executive offices: 14507 Frontier Rd, Post Office Box 45308 Omaha, NE 68145-0308

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Management Holdings Inc, and Macquarie Investment Management Business Trust.
Address of principal business office or, if none, residence: The principal business address of Macquarie Group Limited is Level 1, 1 Elizabeth Street, Sydney, New South Wales, Australia. The principal business address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106.
Citizenship: Macquarie Group Limited - Sydney, New South Wales, Australia Corporation. Macquarie Management Holdings Inc., Macquarie Investment Management Business Trust- incorporated or formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses on the cover page hereto
Percent of class: See responses on the cover page hereto
Sole power to vote or to direct the vote: See responses on the cover page hereto
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See responses on the cover page hereto
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Macquarie Group Limited: /s/ Philip Alexander, Philip Alexander / Associate Director (08/11/2025)
- Macquarie Group Limited: /s/ Charles Glorioso, Charles Glorioso / Division Director (08/11/2025)
- Macquarie Management Holdings Inc: /s/ Marty Wolin, Marty Wolin / Chief Compliance Officer (08/11/2025)
- Macquarie Investment Management Business Trust: /s/ Marty Wolin, Marty Wolin / Chief Compliance Officer (08/11/2025)